                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

               --------------------------------------------------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           MLH Income Realty Partnership VI
--------------------------------------------------------------------------------
                                   (Name of Issuer)

        Depositary Units Issued Upon Deposit of Limited Partnership Interests
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                         None
--------------------------------------------------------------------------------
                                      (CUSIP Number)

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
             1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                         Telephone:  (310) 556-4660
                         Facsimile:   (310) 556-8945
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 15, 1999

--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d7(b) for other parties to whom copies are to be sent.


                            (Continued on following pages)



                                  Page 1 of 7 Pages

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 2 of 7 Pages
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1    NAME OF REPORTING PERSON


          Gale Island, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
         NUMBER OF        7   SOLE VOTING POWER
          SHARES              70
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY         8   SHARED VOTING POWER
           EACH                19,119
         REPORTING        ------------------------------------------------------
          PERSON          9   SOLE DISPOSITIVE POWER
           WITH                70
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                               19,119
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,119
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 3 of 7 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON


          Lafayette Bay, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
         NUMBER OF        7   SOLE VOTING POWER
          SHARES              19,049
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY         8   SHARED VOTING POWER
           EACH                19,119
         REPORTING        ------------------------------------------------------
          PERSON          9   SOLE DISPOSITIVE POWER
           WITH                19,049
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                               19,119
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,119
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 4 of 7 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON


          GLOBAL CAPITAL MANAGEMENT, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
         NUMBER OF        7   SOLE VOTING POWER
          SHARES               19,119
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY         8   SHARED VOTING POWER
           EACH                19,119
         REPORTING        ------------------------------------------------------
          PERSON          9   SOLE DISPOSITIVE POWER
           WITH                19,119
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                               19,119
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,119
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 5 of 7 Pages

ITEM 1.   SECURITY AND ISSUER

          The title and class of securities are Depositary Units Issued upon Deposit of Limited Partnership Interests ("Units") of MLH Income Realty Partnership VI ("MLH"). MLH's principal executive offices are located at World Financial Center, South Tower, 12th Floor, 225 Liberty Street ,New York, New York 10080-6112.

          The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is MLH's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. Based on such Report, the undersigned believe there are 322,275 outstanding Units. The Units are not presently traded on any national securities exchange.

ITEM 2.   IDENTITY AND BACKGROUND

     1)   a)   Name:  Gale Island, LLC, a Delaware limited liability company
               ("Gale Island")
          b)   Business address:  601 Carlson Parkway, Suite 200, Minnetonka,
               Minnesota  55305
          c)   Principal business:  Investments
          d)   Criminal proceedings: none
          e)   Civil proceedings: none

     2)   a)   Name:  Lafayette Bay, LLC, a Delaware limited liability company
               ("Lafayette Bay")
          b)   Business address:  601 Carlson Parkway, Suite 200, Minnetonka,
               Minnesota  55305
          c)   Principal occupation:  Investments
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none

     3)   a)   Name:  Global Capital Management, Inc., a Delaware corporation
               ("GCM")
          b)   Business address:  601 Carlson Parkway, Suite 200, Minnetonka,
               Minnesota  55305
          c)   Principal business:  GCM is the general partner of EBF &
               Associates, Limited Partnership, which is engaged in business to make innovative non-traditional investments in financial instruments. GCM is also the manager of Gale Island and Lafayette Bay. As such GCM is solely responsible for the management, policies and operations of Gale Island and Lafayette
               Bay.  GCM is controlled by its two officers and directors, John
               D. Brandenborg and Michael J. Frey.
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none

     4)   a)   Name:  John D. Brandenborg
          b)   Business address:  601 Carlson Parkway, Suite 200, Minnetonka,
               Minnesota  55305
          c)   Principal occupation:  Director, President and Treasurer of GCM, whose principal business and address are set forth in paragraph
               3) above and incorporated herein by this reference.
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none
          f)   Citizenship:  U.S.

     5)   a)   Name:  Michael J. Frey
          b)   Business address:  601 Carlson Parkway, Suite 200, Minnetonka,
               Minnesota  55305
          c)   Principal occupation:  Director, Chief Executive Officer and
               Secretary of GCM, whose principal business and address are set forth in paragraph 3) above and incorporated herein by this reference.
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none
          f)   Citizenship:  U.S.

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 6 of 7 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     1) On April 15, 1999, Lafayette Bay received confirmation of the purchase of 14,000 Units of MLH (approximately 4.34% of the outstanding Units) (such purchase to be effective on and recorded on the books and records of MLH as of April 1, 1999). Lafayette Bay used $1,330,000 of its cash on hand working capital to purchase the Units.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the transaction was for investment purposes only and not with any current plans or intentions of any other transaction regarding MLH or the Units.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     1)   a)   Gale Island holds 70 Units of MLH, which represents approximately
 .02% of the believed 322,275 Units outstanding. Gale Island, Lafayette Bay and GCM hold 19,119 Units of MLH, which represents approximately 5.9% of the believed 322,275 Units outstanding.

          b) Gale Island, through its Manager, GCM, has the shared power with GCM, to vote and dispose of the 70 Units of MLH it holds.

          c)   Not Applicable.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

          e)   Not Applicable.

     2)   a)   Lafayette Bay holds 19,049 Units of MLH, which represents
approximately 5.9% of the believed 322,275 Units outstanding. Gale Island, Lafayette Bay and GCM hold 19,119 Units of MLH, which represents approximately 5.9% of the believed 322,275 Units outstanding.

          b) Lafayette Bay through its manager GCM, has the shared power with GCM, to vote and dispose of the 19,049 Units it holds.

          c) On April 15, 1999, Lafayette Bay received confirmation that it had purchased 14,000 Units of MLH, at a price of $95 per Unit (such purchase to be effective on and recorded on the books and records of MLH as of April 1,
1999). The purchase was effected by GCM, as Lafayette Bay's manager, on the USA Partnership Board by telephone, facsimile transmissions and the wiring of funds to the USA Partnership Board on April 16, 1999.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of, the Units, except as indicated above.

          e)   Not Applicable.

     3)   a)   GCM, as the manager of Gale Island and Lafayette Bay, Gale Island and Lafayette Bay hold 19,119 Units of MLH which represents approximately 5.9% of the believed 322,275 Units outstanding.

          b) GCM has the shared power, as the manager of Gale Island and Lafayette Bay, to vote and dispose of the 19,119 Units it holds.

          c) Please refer to items 5.1)(c) and 5.2)(c) above which are incorporated herein by this reference.

                                     SCHEDULE 13D
CUSIP No.     None                                             Page 7 of 7 Pages

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

          e)   Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement to File Single Statement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

     Dated:    April 22, 1999      LAFAYETTE BAY, LLC,
                                   a Delaware limited liability company

                                   By its Manager
                                   Global Capital Management, Inc.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                   GALE ISLAND, LLC,
                                   a Delaware limited liability company

                                   By its Manager
                                   Global Capital Management, Inc.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation



                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer

                                      EXHIBIT A


                          AGREEMENT TO FILE SINGLE STATEMENT

     This agreement is entered into the 22nd day of April, 1999, by and among Lafayette Bay, LLC, a Delaware limited liability company, Gale Island, LLC, a Delaware limited liability company, and Global Capital Management, Inc., a Delaware corporation.

                                       RECITALS

     A. The parties hereto are aligned in interest regarding the ownership and control of the Depositary Units Issued Upon Deposit of Limited Partnership Interests of MLH Income Realty Partnership VI; and

     B. The parties desire that a single Schedule 13D be filed on each of their behalf.

     NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Lafayette Bay, LLC, and that all filing costs be payable by Lafayette Bay, LLC.

     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.


                                   LAFAYETTE BAY, LLC,
                                   a Delaware limited liability company

                                   By its Manager
                                   Global Capital Management, Inc.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                   GALE ISLAND, LLC,
                                   a Delaware limited liability company

                                   By its Manager
                                   Global Capital Management, Inc.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation



                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Chief Executive Officer


                                         A-1